Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10102
Interest Rate Hedge Portfolio, Series 144
(the “Trust”)
CIK No. 1911754 File No. 333-264171

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states “The ETFs were selected by our research department based on the following factors: the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs.”

Explain how these factors are considered in the selection of the ETFs and reconcile with other disclosure that states that no investment quality criteria exist for the portfolio (see first paragraph under “Portfolio Selection Process”). Please clarify what the “character of the securities” refers to.

Response: The Trust notes that the above referenced factors are considered by the Sponsor when selecting ETFs but that the Sponsor does not require any specific maturity or investment quality policies in order for an ETF to be included in the portfolio. For example, the underlying securities held by an ETF do not need to have a specific maturity for that ETF to be included, but when reviewing an ETF for possible inclusion in the portfolio the maturity of its underlying securities may be a consideration. In accordance with the Staff’s comment, the above referenced disclosure will be revised as follows:

“The ETFs were selected by our research department based on the following factors: the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (focusing on ETFs with shorter durations, given rising interest rates). All other factors being equal, the Sponsor will select ETFs with lower expense ratios while attempting to limit the overlap of the securities held by the ETFs. ETFs that satisfy the above criteria are selected for inclusion in the portfolio.”

Risk Factors

2.If the Trust has exposure to any underlying ETFs that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon